Exhibit 99.1

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS AS OF
JUNE 30, 2024 AND DECEMBER 31, 2023

AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

i

NLS PHARMACEUTICS LTD.

INTERIM CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$552,758	$897,680
Prepaid expenses and other current assets	639,710	925,382
Total current assets	1,192,468	1,823,062

Property and equipment, net	990	6,694
Other assets	—	16,885
Total assets	$1,193,458	$1,846,641

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable, including related party of $411,806 and $265,864, as of June 30, 2024 and December 31, 2023, respectively	$4,584,284	$4,633,534
Related party short-term loan	1,512,319	1,633,746
Other accrued liabilities	1,420,229	1,652,270
Note payable short-term	201,285	—
Total current liabilities	7,718,117	7,919,550

Deferred revenue	2,499,969	2,499,969
Accrued pension liability	243,630	260,685
Total liabilities	10,461,716	10,680,204

Commitments and contingencies (Note 8)

Shareholders’ deficit
Common shares, CHF 0.80 ($0.80) par value, 985,723 and 810,723 registered shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	808,555	668,555
Additional paid-in capital	62,328,298	61,029,437
Accumulated deficit	(72,409,318)	(70,373,484)
Accumulated other comprehensive loss	4,207	(158,071)
Total shareholders’ deficit	(9,268,258)	(8,833,563)
Total liabilities and shareholders’ deficit	$1,193,458	$1,846,641

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2024	2023
OPERATIONS
Operating expenses:
Research and development	$271,350	$4,383,625
General and administrative	1,782,142	3,165,857
Total operating expenses	2,053,492	7,549,482

Operating loss	(2,053,492)	(7,549,482)

Other income (expense):
Other income (expense), net	104,643	(63,127)
Interest expense	(11,012)	(129)
Interest expense on related party loans	(75,973)	—
Total other income (expense)	17,658	(63,256)

Net loss	(2,035,834)	(7,612,738)

COMPREHENSIVE LOSS
Other comprehensive loss:
Effect of exchange rate changes	121,428	—
Defined pension plan adjustments	40,850	(15,434)
Total other comprehensive profit	162,278	(15,434)

Comprehensive loss	$(1,873,556)	$(7,628,123)

Basic and diluted net loss per common share	$(1.94)	$(8.00)
Weighted average common shares used in computing basic and diluted net loss per common share	1,048,632	954,401

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Common Shares		Additional Paid in	(Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit)	Loss	Total
BALANCE, JANUARY 1, 2024	810,723	$668,555	$61,029,437	$(70,373,484)	$(158,071)	$(8,833,563)
Issuance of common shares in private placement offerings, net	175,000	140,000	1,240,291	—	—	1,380,291
Stock-based compensation	—	—	58,570	—	—	58,570
Defined pension plan adjustments	—	—	—	—	40,850	40,850
Effect of exchange rate changes on short-term loans	—	—	—	—	121,428	121,428
Net loss	—	—	—	(2,035,834)	—	(2,035,834)
BALANCE, JUNE 30, 2024	985,723	$808,555	$62,328,298	$(72,409,318)	$4,207	$(9,268,258)

	Common Shares		Additional Paid in	(Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Capital	Deficit)	Loss	Total
BALANCE, JANUARY 1, 2023	810,723	$668,555	$60,864,530	$(58,201,455)	$(50,791)	$3,280,839
Stock-based compensation	—	—	60,516	—	—	60,516
Defined pension plan adjustments	—	—	—	—	(15,434)	(15,434)
Net loss	—	—	—	(7,612,738)	—	(7,612,738)
BALANCE, JUNE 30, 2023	810,723	$668,555	$60,925,046	$(65,814,193)	$(66,225)	$(4,286,817)

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023
Operating Activities:
Net loss	$(2,035,834)	$(7,612,738)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	5,704	5,704
Stock-based compensation expense	58,570	60,516
Periodic pension costs	40,850	(15,434)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	687,545	(295,739)
Accounts payable	(49,249)	739,749
Interest payable	86,985	—
Other accrued liabilities	(325,069)	(178,590)
Net cash used in operating activities	(1,530,498)	(7,296,532)

Financing Activities:
Proceeds from the issuance of common shares in private placement, net	1,380,291	—
Payments on notes payable	(194,715)	—
Net cash provided by financing activities	1,185,576	—

Effect of exchange rate on cash and cash equivalents	—	(416)
Change in cash and cash equivalents	(344,922)	(7,296,948)
Cash and cash equivalents at the beginning of period	897,680	8,948,400
Cash and cash equivalents at the end of period	$552,758	$1,651,452

Supplemental disclosure of non-cash and financing activities:
Issuance of note payable for prepaid insurance	$396,000	$—

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

NLS PHARMACEUTICS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1

Background:

NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (the “Company”) is an emerging biopharmaceutical company engaged in the discovery and development of life-improving drug therapies to treat rare and complex central nervous system disorders, including narcolepsy, idiopathic hypersomnia and other rare sleep disorders, and of neurodevelopmental disorders, such as attention deficit hyperactivity disorder (“ADHD”). The Company’s lead product candidates are Quilience, to treat narcolepsy (type 1 and type 2), and Nolazol, to treat ADHD.

Going Concern

As of June 30, 2024, the Company had an accumulated deficit of approximately $72.4 million and the Company incurred an operating loss for the six months ended June 30, 2024, of approximately $2.1 million. To date, the Company has dedicated most of its financial resources to achieve and maintain Phase 3 readiness, research and development, clinical studies associated with its ongoing biopharmaceutical business and general and administrative expenses.

As of June 30, 2024, the Company’s cash and cash equivalents were $0.6 million. The Company’s existing cash and cash equivalents and access to existing financing arrangements will not be sufficient to fund operations for a period of one year from the issuance of these unaudited interim condensed financial statements. The Company expects to continue to generate operating losses and negative operating cash flows for the next few years and will need additional funding to support its planned operating activities through profitability. The Company is actively exploring a range of options to raise funds, including strategic partnerships, out-licensing, or divestment of assets of the Company, and other future strategic actions. Subsequent to June 30, 2024, the Company completed a private financing round, debt conversions and forgiveness, vendor buy-out, and identified a merger opportunity see Note 12: Subsequent Events). The future viability of the Company is dependent on its ability to extend payment terms with third party creditors until funds are raised in addition to what has already been raised subsequent to June 30, 2024. There can be no assurance that such capital will be available within a sufficient period of time, in sufficient amounts or on terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern beyond one year from the issuance of these unaudited interim condensed financial statements.

Accordingly, the accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplate continuation of the Company as a going concern for a period within one year from the issuance of these unaudited interim condensed financial statements and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in these unaudited interim condensed financial statements do not necessarily purport to represent realizable or settlement values. These unaudited interim condensed financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Note 2

Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any future interim periods.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2023.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and be based on events different from those assumptions. As part of these unaudited interim condensed financial statements, the Company’s significant estimates include the valuation allowance related to the Company’s deferred tax assets, the pension benefit obligation, and stock compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At June 30, 2024 and 2023, substantially all of the cash balances are deposited in one banking institution. At various times, the Company has deposits in financial institutions which are in excess of federally insured limits.

Functional Currency

The Company has operations in Switzerland and the United States. The Company’s functional currency is the U.S. dollar (“USD”). The results of its non-USD based operations are translated to USD at the average exchange rates during the year. The Company’s assets and liabilities are translated using the current exchange rate as of the balance sheet date and shareholders’ equity is translated using historical rates. Foreign exchange transaction gains and losses are included in other income/expense in the Company’s results of operations and comprehensive loss.

Revenue Recognition

As of June 30, 2024, the Company has not recognized any revenue from its exclusive license agreement (the “EF License Agreement”), as the upfront payment the Company received has been deferred. The EF License Agreement is to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma Laboratorios S.A (“Eurofarma”), a Brazilian pharmaceutical company. The EF License Agreement which was terminated subsequent to June 30, 2024, was accounted for within the scope of ASC 606, “Revenue from Contract with Customers” (“ASC 606”). For more information regarding termination of the ED License Agreement and recognition of the deferred revenue to income see Note 12: Subsequent Events.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

Performance obligations are promised goods or services in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available and whether the goods or services are integral to or dependent on other goods or services in the contract.

The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each arrangement that includes variable consideration, the Company evaluates the amount of potential payments and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected amount method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration which is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

The Company allocates the transaction price based on the estimated stand-alone selling price of each of the performance obligations. The Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in a contract with a customer. The Company utilizes key assumptions to determine the stand-alone selling price for service obligations, which may include other comparable transactions, pricing considered in negotiating the transaction and the estimated costs. Additionally, in determining the stand-alone selling price for material rights, the Company may reference comparable transactions, clinical trial success probabilities, and develop estimates of option exercise likelihood. Any variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts the Company would expect to receive for the satisfaction of each performance obligation.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress at each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Development and regulatory milestone payments are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect license revenues in the period of adjustment. To date, the Company has not recognized any consideration related to the achievement of development, regulatory, or commercial milestone revenue resulting from the EF License Agreement.

For revenue related to sales-based royalties received from licensees, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any consideration related to sales-based royalty revenue resulting from any of the Company’s license agreement.

To the extent the Company receives payments, including non-refundable payments, in excess of the recognized revenue, such excess is recorded as deferred revenue until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Costs for research and development (“R&D”) of products, including vendor expenses and supplies and consultant fees, are expensed as incurred. Clinical trial and other development costs incurred by third parties are expensed as the contracted work is performed. Where contingent milestone payments are due to third parties under research and development arrangements, the obligations are recorded when the milestone results are probable of being achieved.

Fair Value Measurements

The Company measures and discloses fair value in accordance with ASC 820, “Fair Value,” which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions there exists a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - unadjusted quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2 - pricing inputs are other than quoted prices in active markets that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 - pricing inputs are unobservable for the non-financial asset or liability and only used when there is little, if any, market activity for the non-financial asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Fair value is determined using comparable market transactions and other valuation methodologies, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The Company’s cash and cash equivalents are carried at fair value, determined according to the fair value hierarchy described above. The carrying value of the Company’s accounts payable and accruals approximates its fair value due to the short-term nature of these liabilities.

 Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

Due to the fact that the Company has a history of generating losses, and expects to generate losses in the foreseeable future, a full valuation allowance has been recorded.

The Company accounts for uncertain tax positions in accordance with an amendment to ASC Topic 740-10, “Income Taxes (Accounting for Uncertainty in Income Taxes),” which clarified the accounting for uncertainty in tax positions. This amendment provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is “more-likely-than-not” to be sustained were it to be challenged by a taxing authority.

The assessment of the tax position is based solely on the technical merits of the position, without regard to the NLS likelihood that the tax position may be challenged. If an uncertain tax position meets the “more-likely-than-not” threshold, the largest amount of tax benefit that is more than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

Employee Benefits (including Post Retirement Benefits)

The Company operates the mandatory pension plan for its employees in Switzerland. The plan is generally funded through payments to insurance companies or trustee-administered funds. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under ASC 960 “Plan Accounting – Defined Benefit Pension Plans.”

The net defined benefit liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, and the return on plan assets (excluding interest), are recognized immediately in Other Comprehensive Loss. Past service costs, including curtailment gains or losses, are recognized immediately as an allocation between research and development and general and administrative expenses within the operating results. Settlement gains or losses are recognized in either research and development and/or general and administrative expenses within the operating results. The Company determines the net interest expense (income) on the net defined benefit liability for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability, taking into account any changes in the net defined benefit liability during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in the statement of operations and comprehensive loss.

Stock-Based Compensation

The Company measures all stock-based awards granted based on the fair value on the date of the grant and recognizes compensation expense with respect to those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company recognizes forfeitures related to stock-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The Company classifies stock-based compensation expense in the accompanying consolidated statements of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). Black-Scholes requires a number of assumptions, of which the most significant are share price, expected volatility, expected option term (the time from the grant date until the options are exercised or expire), risk-free rate and expected dividend rate. The grant date fair value of a common share is determined by the board of directors (the “Board of Directors”) considering, among other factors, the assistance of a valuation specialist and management. The grant date fair value of a common share is determined using the valuation methodologies, which utilize certain assumptions, including probability weighting of events, volatility, time to liquidation, risk-free interest rate and discount for lack of marketability.

Earnings per Share

Basic net loss per common share is computed by dividing the net loss applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted loss per common share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional potential common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Potential common shares are excluded from the computation for a period in which a net loss is reported or if their effect is anti-dilutive. The Company’s potential common shares consist of warrants and options to purchase common shares. As of June 30, 2024, the Company had 575,878 warrants and 38,873 options to purchase common shares. As of June 30, 2023, the Company had 476,126 warrants and 46,593 options to purchase common shares.

Segment Reporting

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company’s singular focus is on developing therapeutics for the treatment of neurobehavioral and neurocognitive disorders. All of the Company’s tangible assets are held in Switzerland.

Recently Issued Accounting Standards Not Yet Effective

The Company has implemented all the new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 3

Prepaid Expenses and Other Current Assets:

The Company’s prepaid expenses and other current assets consisted of the following as of June 30, 2024, and December 31, 2023:

	June 30,	December 31,
	2024	2023

Vendor prepayments	$261,368	$821,266
VAT recoverable and other current assets	49,480	24,433
Other short-term receivables	31,568	10,664
Prepaid insurance	297,294	69,019
Total prepaid expenses and other current assets	$639,710	$925,382

Note 4

Related party short-term Loans

On November 15, 2023, the Company entered into a series of short-term loan agreements (the “Short Term Loan Agreements”) with certain existing shareholders of the Company, including Ronald Hafner, the Company’s Chairman of the Board of Directors, Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for unsecured loans to the Company in the aggregate amount of CHF 875,000.00 (approximately $1,000,000). The loans bear interest at a rate of 10% per annum and mature on the earlier of June 30, 2024, or a liquidity event with a strategic partner. In addition, the Company and Mr. Hafner agreed to extend the maturity of the previous short term loan of CHF 500,000 that Mr. Hafner extended to the Company on September 28, 2023, such that it expires on June 30, 2024.

On March 18, 2024, the Company entered into an addendum to the Short Term Loan Agreements with the Short Term Lenders, , each providing for an extension of the maturity date under the Loan Agreements to December 31, 2024.

On May 13, 2024, the Company entered into two addendums to the Short Term Loan Agreements with Ronald Hafner, the Company’s Chairman of the Board of Directors. These addendums extend the maturity date under the Loan Agreements to June 30, 2025, for the aggregate amount of CHF 750,000.

On May 16, 2024, the Company entered additional bridge loan addendums, or the Second Bridge Loan Addendums, to the Bridge Loan Agreement dated November 15, 2023, with Felix Grisard, Jürgen Bauer and Maria Nayvalt, providing for an extension of the maturity date under each of the Loan Agreements to June 30, 2025.

For more information regarding debt conversion agreement after the balance sheet date see Note 12: Subsequent Events.

Note 5

Other Accrued Liabilities:

Other accrued liabilities consisted of the following as of June 30, 2024, and December 31, 2023:

	June 30,	December 31,
	2024	2023

Professional consultants’ expenses	$156,731	$332,690
Vendor liabilities	—	112,635
Related party interest short term loan	99,318	25,605
Accrued Board of Directors fees	253,786	184,672
Accrued bonus	888,672	960,025
Other accrued expenses	21,722	36,643
Total other accrued liabilities	$1,420,229	$1,652,270

Note 6

Note Payable

In January 2024, the Company entered into a note payable of $396,000 for payment of its directors’ and officers’ insurance policy. The note payable had a term of 10 months and has a 7.99% stated interest rate. As of June 30, 2024, five payments totaling $201,285 were outstanding.

Note 7

Deferred Revenues:

In February 2019, the Company entered into the EF License Agreement, to develop and commercialize its product candidate, Nolazol, in Latin American countries with Eurofarma, a Brazilian pharmaceutical company. The EF License Agreement covered the grant of non-transferable licenses, without the right to sublicense, to Eurofarma to develop and commercialize Nolazol in Latin America. The EF License Agreement also specified the Company’s obligation to advance ongoing development activities with respect to Nolazol in the United States. A joint steering committee oversaw the development and regulatory activities directed towards marketing approval, manufacturing and commercialization phases. The Company believed its participation in the joint steering committee was not of material significance to the licenses in the context of the EF License Agreement on the whole and, as such, management excluded these activities in the determination of its performance obligation(s) under the EF License Agreement.

The EF License Agreement provided that the parties would enter into a separate manufacturing and supply agreement during the term of the EF License Agreement.

Under the EF License Agreement, the Company received a non-refundable, upfront payment, of $2,500,000 and was further eligible to receive non-refundable milestone payments of up to $16,000,000, based on the achievement of milestones related to regulatory filings, regulatory approvals and the commercialization of Nolazol. The achievement and timing of the milestones depended on the success of development, approval and sales progress, if any, of Nolazol in the future. In addition, the Company was also eligible for tiered royalty payments.

The Company identified the licenses granted to Eurofarma and its obligation to advance development activities with respect to Nolazol in the United States as the material promises under the EF License Agreement. For purposes of identifying the Company’s performance obligations under the EF License Agreement, management believed that while the exclusive licenses were granted to Eurofarma at the outset of the EF License Agreement, the grant of those licenses did not singularly result in the transfer of the Company’s broader obligation to Eurofarma under the EF License Agreement.

The Company was obligated under the EF License Agreement to advance its development activities in the United States and those activities preceded Eurofarma’s necessary regulatory approvals for commercialization of Nolazol, in Latin American countries. The Company intended to apply its proprietary know-how to the ongoing development activities in the United States involving its intellectual property relating to Nolazol. These development activities were specific to the Company and the Company believed they were not capable of being distinct in the context of the EF License Agreement on the whole.

The licenses provided to Eurofarma were not transferable and without the right to sublicense therefore Eurofarma was not presently able to monetize its investment in Nolazol as clinical development in the United States or any Latin American countries had yet to be completed and Eurofarma had yet to seek or obtain regulatory approval in any Latin American country. The licenses to Eurofarma represented rights to use the Company’s intellectual property with respect to Nolazol for which revenue was recognized at a point in time which was when Eurofarma was able to use and benefit from the licenses. The licenses were considered of limited value without the Company’s development activities with respect to Nolazol in the United States. As such, the licenses were not capable of being distinct until after successful clinal development and regulatory approval and alone did not have standalone functionality to Eurofarma. Management had determined that the licenses, while capable of being distinct, were not distinct as they did not have stand-alone value to Eurofarma without the Company’s planned development activities in the United States and the approval for sale in Latin America.

Bundled together with the Company’s development activities of Nolazol in the United States, the licenses granted under the EF License Agreement enabled Eurofarma to seek regulatory approvals and ultimately seek to commercialize Nolazol in Latin America. Therefore, management believed the licenses bundled together with the Company’s development activities in the United States constituted a single distinct performance obligation under the EF License Agreement for accounting purposes (the “License Performance Obligation”).

The Company had initially estimated a total transaction price of $2,500,000, consisting of the fixed upfront payment determined to be an advance on the License Performance Obligation. Upon execution of the EF License Agreement and as of December 31, 2022 and 2021, variable consideration consisting of milestone payments had been constrained and excluded from the transaction price given the significant uncertainty of achievement of the development and regulatory milestones.

The Company had allocated the transaction price entirely to the single License Performance Obligation and had recorded the $2,500,000 as deferred revenue that was expected to be recognized upon Brazilian or other Latin American market approval or, in the event marketing approval in the United States and/or Latin America was not achieved, whether by failure in clinical development or otherwise, when the Company’s performance obligations were contractually complete or the EF License Agreement was terminated.

Amounts expected to be recognized as revenue within the 12 months following the balance sheet date were classified as a current portion of deferred revenue in the accompanying condensed balance sheets. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date were classified as deferred revenue, net of current portion. As of June 30, 2024, the Company had long-term deferred revenues of $2,500,000, which would be recognized when the development services of Nolazol were completed, and the product candidate received applicable regulatory approval in Latin America that allowed Eurofarma to commence commercialization of Nolazol in accordance with the EF License Agreement. See Note 12: Subsequent Events.

Note 8

Commitments and Contingencies:

Commitments

On March 10, 2021, the Company entered into a license agreement with Novartis Pharma AG (“Novartis”), whereby the Company obtained, on an exclusive basis in the U.S., all of the available data referred to and included in the original new drug application (“NDA”) for Sanorex® (mazindol) submitted to the U.S. Food and Drug Administration (“FDA”) in February 1972. The agreement encompasses all preclinical and clinical studies, data used for manufacturing including stability and other chemistry manufacturing and controls data, formulation data and know-how for all products containing mazindol as an active substance, and all post-marketing clinical studies and periodic safety reports from 1973 onwards. Under the agreement, the Company has obtained the same rights on a non-exclusive basis in all territories outside of the U.S. except for Japan, with the right to cross-reference the Sanorex NDA with non-U.S. regulatory agencies in the licensed territories. The Agreement includes the right to sublicense or assign the license to third parties, subject to such third parties meeting certain obligations. As consideration for the license, the Company paid Novartis $250,000 upon the signing of the agreement with milestone payments due as follows: (i) $750,000 payable following the end of a Phase II meeting with the FDA, with the amount to be reduced to $375,000 if toxicology studies must be repeated; (ii) $2 million following the earlier of U.S. Food and Drug Administration (“FDA”) marketing authorization of Quilience or Nolazol; (iii) 1% of any upfront and milestone payments, if any, from any sublicensees and (iv) $3 million as a one-time payment upon the Company’s product candidate reaching $250 million in cumulative sales.

Litigation

The Company may become involved in miscellaneous litigation and legal actions, including product liability, consumer, commercial, tax and governmental matters, which can arise from time to time in the ordinary course of the Company’s business. Litigation and legal actions are inherently unpredictable, and excessive verdicts can result in such situations.

On December 1, 2023, the Company received a letter from Cambrex Corporation, stating that as of December 1, 2023, the Company has an overdue balance for services completed under certain proposals by and between the Company, Cambrex High Point, Inc. and Avista Pharma Solutions, Inc. in the aggregate amount of $492,723. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor. The transaction closed on October 10, 2024, effectively resolving the creditor claim.

On August 21, 2024, the Company received a letter from Dunn Lambert LLC, the law firm representing Clinilabs, Inc. (“Clinilabs”), stating that a complaint had been filed in the Superior Court of New Jersey. The complaint concerns three unpaid invoices totaling $886,412.46, plus interest at a rate of 6%. On June 1, 2023, Clinilabs, Inc., or Clinilabs, entered into a start-up agreement with the Company. On December 4, 2023, the Company received five credit notes and two invoices from Clinilabs for services performed under the start-up agreement. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor. The transaction closed on October 10, 2024, effectively resolving the creditor claim.

On December 11, 2023, the Company received a notice alleging several causes of action, including a failure to remit payment for services rendered by CoreRX, Inc. or CoreRX.. On October 10, 2024, the Company successfully settled the outstanding claim through a debt purchase agreement with an accredited investor. The transaction closed on October 10, 2024, effectively resolving the creditor claim.

On June 11, 2024, the Company received a civil court complaint filed in the Civil Court of the City of New York by Chad Hellman, the former Chief Financial Officer of the Company. The Claimant is demanding approximately $35,171 for unpaid consulting fees. The Company responded to the civil court complaint in July 2024. On October 3, 2024, Chad Hellman dismissed his claim. The Company paid $36,940 to Chad Hellman on October 7, 2024.

On August 27, 2024, the Company received correspondence from Université de Lausanne, initiating the official “audience de conciliation” procedure, overseen by the ordinary civil court in Lausanne. The hearing was scheduled for October 9, 2024, at the Tribunal d’arrondissement de Lausanne. The complaint pertains to an unpaid invoice for research services amounting to $110,179, plus interest at a rate of 5%. At the hearing on October 9 Université de Lausanne was not open to discussing a potential settlement. The Company asserts that the services provided did not meet the required standard of care and intends to defend its position.

Note 9

Share Capital and Public Offerings:

Common Shares:

As of June 30, 2024, the Company had registered and issued 985,723 common shares.

On March 20, 2024, the Company entered into a securities purchase agreement, or the Purchase Agreement, providing for the issuance in a registered direct offering of 175,000 common shares at a purchase price of $10.00 per share that closed on March 22, 2024. In addition, pursuant to the Purchase Agreement, the investors received unregistered warrants (the Common Warrants”) to purchase up to an aggregate of 87,500 common shares at an exercise of $10.00 per share in a concurrent private placement. The Common Warrants were immediately exercisable upon issuance and will expire five years following the date of issuance. The Company has also agreed that from the date of the Purchase Agreement until one year after the closing date of the offering, the Company shall not enter into an agreement to effect any issuance by the Company or any of the Company’s subsidiaries of common shares or common share equivalents (or a combination of units thereof) involving a variable rate transaction. The offering resulted in gross proceeds to the Company of $1,750,000 and expenses of approximately $321,000.

For more information regarding equity financing agreement after the balance sheet date see Note 12: Subsequent Events.

Warrants:

The following table summarizes the common share warrant activity for the six-month periods period ended June 30, 2024:

Balance at January 1, 2024	476,128
Issuances	99,750
Exercises	—
Balance at June 30, 2024	575,878

The intrinsic value of exercisable but unexercised in-the-money common share warrants at June 30, 2024 was $1,132,183.

Option Plan:

On December 14, 2021, the Board of Directors adopted the Share Option Plan Regulation 2021 (the “Option Plan”). The purpose of the Option Plan is to retain, attract and motivate management, employees, directors and consultants by providing them with options to purchase our common shares. The Board of Directors allocated fifteen percent (15%) of the Company’s fully diluted shares to awards that may be made pursuant to the Option Plan.

The exercise prices, vesting and other restrictions of the awards to be granted under the Option Plan are determined by the Board of Directors, except that no stock option may be issued with an exercise price less than the fair market value of the common shares at the date of the grant or have a term in excess of ten years. Options granted under the Option Plan are exercisable in whole or in part at any time subsequent to vesting.

The following table summarizes total stock option activity for the six-month period ended June 30, 2024:

	Number of Options	Weighted Average Exercise Price

Balance at December 31, 2023	46,593	$42.80
Granted	—	—
Exercised	—	—
Expired/cancelled	(7,720)	$37.75
Balance at June 30, 2024	38,873	$42.39
Options vested and exercisable	18,367
Options expected to vest	20,506

The weighted average remaining contractual life of each of the options outstanding, options vested and exercisable and options expected to vest at June 30, 2024 was 8.3 years.

The following table summarizes unvested stock option activity for the six-month period ended June 30, 2024:

	Non-Vested Options	Weighted Average Grant date Fair Value

Balance at December 31, 2023	35,354	$15.60
Granted	—
Vested	(7,128)	$9.36
Forfeited	(7,720)	$22.64
Balance at June 30, 2024	20,506	$15.03

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common shares for those stock options that had exercise prices lower than the fair value of the Company’s common shares. The share price as of June 30, 2024, was $8.68 and the aggregate intrinsic value for options outstanding and expected to vest each year was nil. The intrinsic value of exercisable options was nil as the exercise price was greater than the share price.

Stock-based compensation expense for the six months ended June 30,2024 and 2023, was $58,570 and $60,516, respectively, included in general and administrative expenses. As of June 30, 2024, total unrecognized stock-based compensation expense relating to unvested stock options was $237,543. This amount is expected to be recognized over a weighted-average period of 1.23 years.

For more information regarding warrants agreement after the balance sheet date see Note 12: Subsequent Events.

Note 10

Related party consulting agreements:

The Company entered into consulting agreements with several of its senior management.

In January 2017, and as subsequently amended in October 2020, the Company entered into a consulting agreement with CHG BioVenture SA, an entity controlled by Mr. Hervé Girsault, the Company’s current Head of Business Development. Pursuant to the consulting agreement, the Company agreed to pay CHG BioVenture SA a monthly fee of CHF 17,500, as well as an opportunity to a bonus of up to 15% of the annual fee, subject to the Company’s discretion. In addition, the Company has agreed to pay CHG BioVenture SA a 1% fee tied to the net proceeds actually received by the Company in certain transactions, such as, but not limited to, an M&A transaction. The consulting agreement may be terminated by either party for any reason at the end of each calendar quarter with three months’ prior written notice, or immediately if Mr. Girsault breaches the confidentiality provision. The consulting agreement also provides for a 24-month non-competition clause. The consulting agreement also provides for standard confidentiality provisions as well as reimbursement for certain expenses. For the six months ended June 30, 2024, and 2023, the Company recorded fees to CHG BioVenture SA of $66,914 and $64,378, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss.

The Company has entered into a new consulting agreement starting May 1, 2021, for the continuation of Mr. Girsault’s engagement with the Company in his current role. Pursuant to the new agreement, the Company has agreed to pay CHG BioVenture SA a monthly fee CHF 4’375 ($4,733) plus VAT for his services. In addition, CHG BioVenture SA is eligible for a 1% success fee payment in the event of closing of a partnering agreement in China.

In February 2021, the Company entered into a consulting agreement with Mr. Eric Konofal, the Company’s current Chief Scientific Officer, pursuant to which the Company agreed to pay Mr. Konofal a daily rate of CHF 2,000 for his services. The consulting agreement may be terminated by either party upon 30 days’ written notice or immediately by the Company in the event of a material breach by Mr. Konofal that cannot be cured. The consulting agreement contains customary confidentiality provisions and provides for an 18-month non-solicitation clause as well as reimbursement for certain expenses. For the six months ended June 30, 2024, and 2023, the Company recorded fees to Mr. Konofal of $63,473 and $121,709, respectively, included in research and development expenses on the statement of operating and comprehensive loss. The Company entered a new consulting agreement starting July 1, 2021, for the continuation of Mr. Konofal’s engagement with the Company in his current role.

In June 2022, the Company entered into a consulting agreement with Mr. Chad Hellmann, the Company’s then Chief Financial Officer, pursuant to which the Company agreed to pay Mr. Hellmann an annual salary of $160,000 for his services. Additionally, Mr. Hellmann was eligible for a bonus of up to $56,000 and he was eligible to receive an option award under the Option Plan. Mr. Hellmann resigned as of May 31, 2023. For the six months ended June 30, 2024, and 2023, the Company recorded fees to Mr. Hellmann of $0 and $66,665, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss.

In December 2022, the Company entered into a consulting agreement with Ms. Marianne Lambertson, the Company’s current Head of Corporate Communications & Investor Relations, pursuant to which the Company agreed to pay Ms. Lambertson a monthly retainer of $12,500 for her services. For the six months ended June 30, 2024, and 2023, the Company recorded fees to Ms. Lambertson of $7,700 and $112,375, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss. Ms. Lambertson left her position as Head of Corporate Communications & Investor Relations on April 21, 2024.

In December 2022, the Company entered into a consulting agreement with Ms. Astrid Sommer, the Company’s Head of Human Resources, pursuant to which the Company agreed to pay Ms. Sommer a fixed monthly retainer of $4,756 (CHF 4,400) with an additional per hour rate of $270 (CHF 250) for hours exceeding 20 hours per month. Ms. Sommer left her position as Head of Human Resources on May 31, 2023. For the six months ended June 30, 2024, and 2023, the Company recorded fees to Ms. Sommer of $0 and $39,363, respectively, included in general and administrative expenses on the statement of operating and comprehensive loss.

In December 2022, the Company entered into a consulting agreement with Mr. Thomas Curatolo, the Company’s current Head of U.S. Commercialization, pursuant to which the Company agreed to pay Mr. Curatolo a monthly retainer of $16,000 per month for his services. The Company terminated the agreement on November 20, 2023, with effect from December 20, 2023. For the six months ended June 30, 2024 and 2023, the Company recorded fees to Mr. Curatolo of $0 and $96,000 included in general and administrative expenses on the statement of operating and comprehensive loss.

For more information regarding insider debt conversion agreement after the balance sheet date see Note 12: Subsequent Events.

Note 11

Revisions of previously issued financial statements:

The Company has revised the previously issued 2023 financial statements for the presentation of treasury stock as a reclassification of into common stock in the amount of -$64,858 for the period ended December 31, 2023.

In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded that the error was immaterial to any prior annual or interim financial statements. Notwithstanding this conclusion, management has revised the accompanying consolidated financial statements for 2023 and related notes included herein to correct this error for the 2023 financial statements presented.

The following tables present the effect of correcting this error on the Company’s previously issued financial statements.

	As of December 31, 2023
Balance Sheet	As previously reported	Adjustment	As revised
Total assets	$1,846,641	—	$1,846,641

Total liabilities	$10,680,204	—	$10,680,204
Shareholders’ equity:
Common shares	733,413	(64,858)	668,555
Treasury shares	(64,858)	64,858	—
Additional paid-in capital	61,029,437	—	61,029,437
Accumulated deficit	(70,373,484)	—	(70,373,484)
Accumulated other comprehensive loss	(158,071)	—	(158,071)
Total shareholders’ equity	$(8,833,563)	—	$(8,833,563)
Total liabilities and shareholders’ equity	$1,846,641	—	$1,846,641

	As of January 1, 2024
Changes in Shareholders’ Deficit	As previously reported	Adjustment	As revised
Common shares - shares	891,795	(81,072)	810,723

Common shares - amount	$733,413	$(64,858)	$668,555
Treasury shares	(64,858)	64,858	—
Additional paid-in capital	61,029,437	—	61,029,437
Accumulated deficit	(70,373,484)	—	(70,373,484)
Accumulated other comprehensive loss	(158,071)	—	$(158,071)
Total	$(8,833,563)	—	$(8,833,563)

	As of June 30, 2023
Changes in Shareholders’ Deficit	As previously reported	Adjustment	As revised
Common shares - shares	891,795	(81,072)	810,723

Common shares - amount	$733,413	$(64,858)	$668,555
Treasury shares	(64,858)	64,858	—
Additional paid-in capital	60,925,046	—	60,925,046
Accumulated deficit	(65,814,193)	—	(65,814,193)
Accumulated other comprehensive loss	(66,225)	—	$(66,225)
Total	$(4,286,817)	—	$(4,286,817)

The above revision did not impact the previously recorded earnings per share.

Note 12

Subsequent Events:

Management has evaluated subsequent events that have occurred through the date these unaudited interim condensed financial statements were issued.

On June 28, 2024, the Company entered into a securities purchase agreement for the issuance of 81,944 common shares at a purchase price of $9.60 per share. The offering closed on July 1, 2024. Investors also received unregistered warrants to purchase up to 81,944 common shares at an exercise price of $9.60 per share. These warrants are exercisable upon issuance and will expire five years from the date of issuance. The offering resulted in gross proceeds of $786,660. The net proceeds will be used for working capital and general corporate purposes.

H.C. Wainwright & Co., LLC served as the exclusive placement agent for the offering. The Company agreed to pay the Placement Agent a cash fee of 7.0% of the gross proceeds, a management fee of 1.0% of the gross proceeds, and $50,000 for accountable expenses. Additionally, the Company issued to the Placement Agent warrants to purchase up to 5,736 common shares at an exercise price of $12.00 per share. These warrants are exercisable from the date of issuance until five years from the commencement of sales in the offering.

On July 29, 2024, the Company and Kadimastem Ltd., or Kadimastem, announced a binding term sheet for a transaction under which Kadimastem is anticipated to become a wholly owned subsidiary of NLS. Kadimastem’s shareholders will acquire an 85% interest in NLS (the “Transaction”). Upon completion, the combined company is expected to operate under the name Kadimastem and be traded on the Nasdaq Capital Market. Existing Kadimastem shareholders will hold 85% of the merged company’s shares, while existing NLS shareholders will hold the remaining 15%.

The Transaction is subject to Nasdaq and shareholder approval, as well as other conditions, and is structured so that NLS will remain an SEC reporting company listed on the Nasdaq Capital Market.

The Company filed amended and restated Articles of Association with the commercial registry of the Canton of Zurich, Switzerland, reflecting an increase in share capital, effective September 27, 2024. The total outstanding share capital is CHF 854,133, divided into 1,067,667 registered shares, each with a nominal value of CHF 0.80.

The Company also filed a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024. The reverse split became effective in Switzerland on September 27, 2024.

The reverse stock split was at a ratio of 1-for-40.

All share and per share amounts in the accompanying unaudited interim condensed financial statements have been retroactively adjusted to reflect the reverse stock split for all periods presented.

On August 28, 2024, the Company agreed with Eurofarma to terminate the EF License Agreement effective September 30, 2024. Neither party has any claims against the other in relation to the EF License Agreement and its termination. As a result, the Company will recognize $2,499,969 of previously deferred revenue upon the termination.

On September 13, 2024, the Company announced an Extraordinary Shareholders’ Meeting to be held on October 3, 2024. Only shareholders of record holding common shares as of September 9, 2024, were entitled to vote. The agenda items proposed included various financial and operational matters. At the meeting, a quorum was present, and the shareholders of the Registrant approved all agenda items as proposed. The meeting included the following matters that will affect various financial matters of the Company:

1.	Ordinary Capital Increase re Private Financing Round

The shareholders’ meeting approved the proposal of the Board of Directors to increase the share capital by way of an ordinary capital increase by CHF 645,161.60.

2.	Ordinary Capital Increase re Debt Conversion A

The shareholders’ meeting approved the proposal of the Board of Directors to increase the share capital by way of an ordinary capital increase by CHF 325,464.80.

3.	Ordinary Capital Increase re Debt Conversion B

The shareholders’ meeting approved the proposal of the Board of Directors to increase the share capital by way of an ordinary capital increase by CHF 69,724.00.

4.	Ordinary Capital Increase re Vendor Buy-Out

The shareholders’ meeting approved the proposal of the Board of Directors to increase the share capital by way of an ordinary capital increase by CHF 645,161.60.

On September 16, 2024, the Company and an institutional investor entered into a warrant amendment agreement to amend warrants to purchase up to 172,836 common shares, par value CHF 0.80. The amendment adjusted the definition of a “Fundamental Transaction” and the exercise price to CHF 0.80. Following an increase in authorized common shares, the Company will issue pre-funded warrants to purchase up to 191,431 common shares for aggregate proceeds of $153,144.

On October 9, 2024, the Company entered into a securities purchase agreement, or the Equity Purchase Agreement, with certain accredited investors. Pursuant to the terms of the Equity Purchase Agreement, the Company agreed to issue and sell to the investors, in a private placement offering (i) 806,452 common shares, par value CHF 0.80 per share, and (ii) common share purchase warrants, to purchase 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share, for aggregate proceeds of $3.4 million. Pursuant to the Equity Purchase Agreement, the Company agreed to grant the investors the right to participate in the aggregate, up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, the Company agreed not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the Equity Purchase Agreement closed on October 10, 2024.

In addition, on October 9, 2024, the Company entered into a securities purchase agreement, or the Debt Purchase Agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the Company’s debt in the aggregate amount of $4.0 million held by the investor, the Company agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 (rounded). The preferred shares contain a conversion price of $4.96 per share. The transactions contemplated by the Debt Purchase Agreement closed on October 10, 2024. Pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Additionally, pursuant to the Debt Purchase Agreement, the Company agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of the Company’s securities for one year following the closing. In addition, the Company agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares.

On October 10, 2024, the Company successfully implemented a crucial restructuring measure by converting the claims of debt holders in the amount of $2,788,650 into 493,986 common shares. This conversion was facilitated through an ordinary capital increase, providing the necessary shares for the debt holders.

As of October 10, 2024, the Company believes that it has regained compliance with the minimum bid price requirement pursuant to Nasdaq Listing Rule 5550(a)(2), due to the fact that its common shares have traded above $1.00 for ten consecutive trading days.